August 15, 2005

Ms. Lana Pope
Chief Executive Officer
Victor Industries, Inc.
180 Southwest Higgins Avenue
Missoula, Montana  59803

	Re:	Victor Industries, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed July 27, 2005
		Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 and
		June 30, 2005
      Filed August 8, 2005
		File No. 0-30237

Dear Ms. Pope:

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

General

1. Amend your filing to include the appropriate signatures. Refer to the instructions for Form 10-KSB.

Management`s Discussion and Analysis

2. Amend your filing to include considerable detail regarding the stock that you issued for debt settlement and for services in 2003 and
2004. We would suggest that you provide to us draft disclosure prior to filing your amendment. Refer to Item 303(b) of Regulation S-B.

Certifications

3. We note that the certification filed by you, as required by Rule
13a-14(a) or Rule 15d-14(a), fails to comply with the precise requirements of our rules. Please amend your filing to include a certification that strictly complies. The language used must be exactly as set forth in the rules. Refer also to Item 601 of Regulation S-B.

Form 10-QSB for the periods ended March 31, 2005, and June 30,
2005

4. Amend your Form 10-QSB to comply with our comments on your Form
10-
KSB, as applicable.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

cc:  Sandy Eisen
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Ms. Lana Pope
Victor Industries, Inc.
August 15, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010